SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[December 21, 2004]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
METSO TO SUPPLY RAW MATERIALS HANDLING SYSTEM TO CIA. SIDERÚRGICA DE TUBARÃO, BRAZIL

SIGNATURES

Date     December 21, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO TO SUPPLY RAW MATERIALS HANDLING SYSTEM TO CIA. SIDERÚRGICA DE TUBARÃO, BRAZIL

(Helsinki, Finland, December 21, 2004) – Metso Corporation (NYSE: MX; OMX: MEO)
Metso Minerals will supply a complete raw materials handling system to Cia. Siderúrgica de Tubarão (CST), in Espírito Santo State, Brazil. The value of the order is approximately EUR 26 million. The delivery will be completed in June 2006.

Metso Minerals will deliver to CST’s steel mill a turnkey solution including equipment, as well as electric and dust control systems. The order comprises feeders, screens, belt conveyors, bins and auxiliary equipment. In addition, Metso Minerals will refurbish and fit CST’s current equipment to the new system.

The new materials handling system will increase the supply of raw material (iron ore, pellets, coal and coke) to blast furnace and coal fines injection. The target of CST’s investment is to extend the annual steel production to 7.5 millions tons.

Metso Minerals delivered a complete belt conveyor system for the first stage of the steel mill in 1980’s.

The growing demand for solutions for the steel industry in Brazil is owing to the growth of the global steel demand mainly in United States, Japan, Europe, South America as well as China.

The CST is one of the largest companies in Brazil in the production of steel slab with total net sales of approximately USD 1.3 billion. CST is a part of the Arcelor group – the world’s largest steel producer.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion. Metso has approximately 23,000 employees in over 50 countries. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For further information:
João Ney Colagrossi, President, Metso Minerals South America, tel. +55 15 2102 1301
Eduardo Kubric, Sales Manager, Minerals Processing, Metso Minerals, Brazil, tel. +55 15 2102 1636.
Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253

or

Helena Aatinen, Senior Vice President, Corporate Communications and Stakeholder Relations, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.